Exhibit (a)(33)


                            MILDRED B. HOREJSI TRUST
                         C/O BADLANDS TRUST COMPANY, LLC
                       3301 C STREET, ANCHORAGE, AK 99501


                       PRICE INCREASE TO $15.00 PER SHARE!

Dear fellow shareholders:

     This is the highest price paid per share of PCA since September, 2001. It is 100% of NAV, and PCA has not closed at or above NAV since March 2001.

     The Mildred B. Horejsi Trust has INCREASED its price per share and is offering to purchase all of your shares of the Putnam California Investment Grade Municipal Trust ("PCA") at a cash price of $15.00 per share. This price reflects 100% of the net asset value of your shares (based on the most recently published net asset value of PCA). It is the highest per share price paid since September 2001 and PCA's stock price has not closed at or above NAV since March 2001. Because we believe very strongly that this offer is in your best interest, we are also extending our offer to March 27, 2007.

     We are offering you full net asset value for your shares of PCA NOW, not--as PCA's trustees have proposed--possibly in June (almost 90 days away). We are committed to this offer, and believe that the trustees' proposal to open-end PCA and merge it into another Putnam open-end fund may NOT succeed. We intend to vote our shares against open-ending or merging into an open-end fund.

     Therefore, if you want to take advantage of an opportunity to receive 100% of the full net asset value of your shares, we strongly urge you to tender your shares to the Trust.

     You probably received materials from PCA's trustees regarding our offer. The trustees want you to hold your shares so that they can merge PCA into a Putnam open-end fund, which they say would give you the opportunity to get 99% of the net asset value of your shares or 100% if you wait for a week after the merger(1). We intend to vote our shares AGAINST this merger proposal. To date, approximately 20% of the outstanding shares of PCA have been tendered to us. Consider the following:

          1. YOU WILL RECEIVE CASH IN MARCH. The trustees' proposal is dependant upon a shareholder vote that we fully intend to vote AGAINST. Our offer is not contingent upon any such conditions; we will pay you in cash promptly after our offer closes.

          2. Our offer gives you the opportunity to realize cash on your shares IN MARCH, rather than waiting until June, crossing your fingers that the merger happens. There are two risks in waiting for the merger: First, the risk that the trustees don't follow through with their promise to merge (or the merger is voted down by shareholders) and, second, the risk that, whether the merger happens or does not happen, the per-share NAV could be less than our offer price. Do you really want to take these risks? If you tender your shares, you may walk away with THE SAME AMOUNT OF CASH AS THE TRUSTEES PROPOSE but without these risks.

          3. The trustees fail to mention that a merger with an open-end counterpart will end PCA's use of leverage. PCA's most recent semi-annual report says that PCA "uses leverage -- that is, it invests with funds raised by issuing preferred shares -- in an effort to take greater advantage of investment opportunities". Open-end funds cannot use leverage, and thus PCA shareholders will lose the benefits of leverage once the merger occurs. We believe that leverage is an important asset. Shareholders pay a substantial cost for issuing leverage and it should not be wasted. Merging into an open-end fund necessarily means throwing away this substantial sunk cost--that you paid as a shareholder!

          4. The trustees are asking you to risk your investment so they can merge your shares with those of another Putnam fund managed by the same investment adviser that manages PCA. Given PCA's abysmal results and peer group rankings by Morningstar, we believe the trustees' recommendation runs contrary to your long-term best interests and clearly indicates that the trustees are more concerned with Putnam retaining management of your assets than maximizing your share value. This is underscored by the fact that the independent trustees own only a handful of shares of PCA. Filings with the SEC show that the independent trustees own an average of less than 140 shares each! This says a lot about what the independent trustees think about the manager, Putnam Management, and the future of PCA.

     Although no one can predict with any certainty whether investments will appreciate or decline in value going forward, PCA's trustees think that you are better served by owning shares in a fund which has fared even more poorly than PCA! We are offering you the same amount of cash that the trustees propose (100% of the net asset value of your shares) NOW or a chance at a new direction in fund management. It's your choice; a choice that we feel the trustees have failed to give you.

     As discussed above, the trustees have already considered and rejected a proposal very similar to their latest recommendation. Their flip-flop adoption of a proposal they said was a bad idea just several months ago should raise questions; we believe our offer makes more sense for you.

     We believe that shareholders of PCA deserve a fresh start. We are making our offer because we intend to acquire control of PCA so that we may take PCA in a new direction with investment advisers solely dedicated to the management of closed-end funds. One of the changes we will propose to implement if we acquire control of PCA is to change PCA's investment policies to permit PCA to invest in securities other than California municipal bonds. THIS CHANGE IS LIKELY TO RESULT IN NONE OF PCA'S DIVIDENDS BEING EXEMPT FROM EITHER FEDERAL OR CALIFORNIA INCOME TAXES.

     We urge you to tender your shares in our offer and to read the offering documents before making your decision. If you need documents or further information, you may contact Morrow & Co., Inc., our information agent; at (800) 607-0088 (banks and brokers should call (203) 658-9400).



                                      Mildred B. Horejsi Trust

                                      March 9, 2007



FOOTNOTE:

(1) PCA Trustees have proposed that "following a merger of [PCA] into an open-end fund, [PCA] shareholders will be able to redeem their shares of the open-end fund at their net asset value (less applicable redemption fees of 1% of amounts redeemed within 7 days of the merger)".